SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2010

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

Item
1.	Letter to the Securities and Exchange Commission dated April 23, 2010 regarding notification of Court Resolution.

NORTEL INVERSORA S.A.

FREE TRANSLATION

FOR IMMEDIATE RELEASE

Buenos Aires, April 23rd 2010

Securities and Exchange Commission

Dear Sirs,

As Vice President in charge of the Presidency of Nortel Inversora S.A. (the “Company”), I hereby inform you that yesterday the Company was notified (through a notary public) of a precautionary measure issued on April 20, 2010, by the First Instance Court in Commercial Matters No. 26, Secretariat No. 51, in the matter “Pérez Alati Jorge Luis y Otro c/Telecom Personal S.A. s/Ordinario” (Case. No. 56.806), which provides as follows:

“… a) grant the requested precautionary measure, suspending the treatment of Items 8, 13, 14, 15, 16, 21, 22 and 23 of the Agenda of the Annual and Extraordinary General and Special Class “A” Preferred Stockholders’ Meeting to be held on April 30, 2010;…”

The items of the Agenda of the Annual and Extraordinary General and Special Class “A” Preferred Stockholders’ Meeting summoned for April 30, 2010, that are subject to the precautionary measure are detailed below:

8) Consideration of the performance of the Board of Directors and the Supervisory Committee since April 30, 2008 until the date of this shareholders’ meeting.

13) Determination of the number of regular and alternate directors for the twentieth-second fiscal year (“Fiscal Year 2010”).

14) Election of the regular and alternate directors for Fiscal Year 2010 by Class A Preferred Shares.

15) Election of the regular and alternate directors for Fiscal Year 2010 by Common Shares.

16) Election of the regular and alternate members of the Supervisory Committee for Fiscal Year 2010.

21) Consideration of Item Four of the Agenda of Shareholders’ Meeting dated April 30, 2008 which had not been fully resolved by the shareholders: “Consideration of the performance of the Board of Directors and the Supervisory Committee for the fiscal year ended December 31, 2007.”

22) Consideration of Item Five of the Agenda of Shareholders’ Meeting dated April 30, 2008 which had not been fully resolved by the shareholders: “Consideration of the Board of Directors’ compensation for the fiscal year ending December 31, 2007, amounting to P$324,000.- (appropriated amount), equivalent to 0.10% of the “Calculated Profits”, determined as stipulated in Section 3° of Chapter III of the Rules of the Comisión Nacional de Valores, vis a vis the proposal of non-distribution of dividends due to the Company’s lack of liquidity.”

23) Consideration of Item Seven of the Agenda of Shareholders’ Meeting dated April 30, 2008 which had not been fully resolved by the shareholders: “Fees payable to the Supervisory Committee for the nineteenth fiscal year.”

Sincerely,

Ricardo Ferreiro

Vice President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: April 23, 2010	By:	/S/ JOSÉ GUSTAVO POZZI
	Name:	José Gustavo Pozzi
	Title:	General Manager